                                                               September 24, 2009

Jeffrey Jaramillo
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Auto Logistics Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 000-52625

Dear Mr. Jaramillo:

On behalf of China Auto Logistics Inc., (“CALI” or the “Company”), we hereby submit the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 12, 2009, regarding the above referenced Form 10-K for the fiscal year ended December 31, 2008.

For the convenience of the Staff, the Staff’s comments are included herein and are followed by the corresponding responses of the Company.

Financial Statements

Consolidated Statement of Cash Flows, page F-6

Non-cash activities:

1.
Reference is made to the non-cash decrease of lines of credit and receivable related to financing services of $21,423,333 and $17,263,042 for 2008 and 2007, respectively. In this regard, please provide us with and disclose in the notes to your financial statements in future filings the underlying nature and terms of these non-cash transactions.

Response

We respectfully note your comment and inform you that the decrease of lines of credit and receivable related to the financing services of $21,423,333 and $17,263,042 for 2008 and 2007, respectively, represented cash directly paid by our customers for financing services to banks to settle our draws onour respective lines of credit.  We will disclose the nature and terms in more detail for the non-cash transactions in future filings.

Note 1. Summary of Significant Accounting Policies

Organization, Nature of Business and Basis of Presentation, page F-7

2.
We note from your disclosure on page F-7 that prior to December 25, 2007, HKCo had minimal assets and no operations. Also, we note from your disclosure on page F-7 that on December 25, 2007, Shisheng became a wholly-owned foreign enterprise of HKCo, which is the operating entity of the Company. Additionally, we note from your disclosure on page 3 that you acquired Shisheng for an aggregate purchase price of $12,067,254 (RMB 95,000,000). Furthermore, we note that you accounted for this transaction as a recapitalization. In this regard, please tell us and revise your future filings to disclose the nature and amount of each type of consideration issued by HKCo as a result of satisfying the aggregate purchase price of $12,067,254 for the Shisheng acquisition (i.e. cash, stock, debt, etc.). Also, please explain in further detail why you believe it was appropriate to account for this transaction as a recapitalization of Shisheng rather than as the acquisition of a business by HKCo that should be accounted for using the purchase method of accounting pursuant to SFAS No. 141.

Response

We respectfully note your comment and inform you that the purchase price of $12,067,254 waspaid via issuance of equity interests of HKCo.  As a result of the transaction, the owners and management of Shisheng end up controlling HKCo, and thus, the Company classified the transaction as a reverse capitalization in substance, rather than a business combination.  The Company believes that accounting for this transaction as a recapitalization of Shisheng, rather than as an acquisition of a business by HKCo, using the purchase method of accounting, is appropriate.  We will disclose in more detail the nature and amount of consideration in regards to the purchase price in future filings.

3.
We note from your disclosure on page F-8 that in January 2007, Shisheng injected additional capital of $1,024,498 into Zhengji, which increased Shisheng’s equity interest in Zhengji from 32% to 86.4%. Also, it appears from page F-4 that you recognized an extraordinary gain as a result of acquiring additional equity interest in Zhengji as more fully disclosed on page F-8. In this regard, please provide us with and discuss in the notes to your financial statements the amounts assigned to each major asset and liability caption of the acquired entity at the acquisition date before allocating the excess of fair-value over cost, as more fully described in paragraph 44 of SFAS No. 141. Additionally, please tell us how the extraordinary gain of $251,811 was calculated. Also, please tell us why the additional capital injected by Shisheng of $1,024,498 into Zhengji is not reflected on your statement of cash flows for the year ended December 31, 2007 as a cash outflow from investing activities. We may have further comment upon receipt of your response.

Response

We respectfully note your comment and inform you that the amounts assigned to each major asset and liability caption of the acquired entity based on the fair value of these assets on January 1, 2007are as follows:

Cash	$19,653
Inventories, net	533,792
Advances to suppliers	2,873,355
Value added tax receivable	61,711
Other current assets	2,468
Accounts payable and accrued expenses	(240,229)
Customer deposits	(124,284)
Due to affiliates	(1,681,843)
Due to directors	(828,710)

Total net assets allocated	$615,913

We did not consider the business combination of Zhengji’s assets and liabilities material to our consolidated financial statements as Zhengji’s total assets were less than 10% of our total assets at the consolidated level as of December 31, 2007 and 2006. Accordingly, we determined the disclosure of the allocation of major assets and liability caption was not required under the guidance of SFAS 141.

Per the guidance of paragraph 44 and 45 of SFAS 141, any excess of fair value of the acquired assets over cost should be allocated on a pro-rata basis to reduce the amounts assigned to the acquired assets, except for certain assets which include current assets.  Since the Company did not have any non current assets, the excess of fair value of assets less liabilities over cost was classified as an extraordinary gain, and the calculation of such gain is summarized below:

Net carrying value of net assets prior to additional capital injection	$615,913
Less Investment account in Zhengji under equity method prior additional capital injection	(189,937)
Less amount allocated to noncontrolling interest in Zhengji after the additional capital injection	(174,165)
Extraordinary gain as reported	$251,811

When the additional capital was injected, the cash was transferred from Shinsheng’s cash account to Zhengji’s cash account.  Since upon the completion of this additional capital injection, Zhengji’s financial statements were consolidated with the Company’s financial statements, there was no cash outflow related to this additional capital injection at the consolidated level.  It was simply a transfer of cash from the parent company to the wholly owned subsidiary (Zhengji), which was consolidated with the Company’s financial statements effective January 1, 2007.

Based on the aforementioned, the Company does not believe that an amendment of its Form 10-K, with respect to the notes to the financial statements, is necessary.

Note 3. Line of Credit Related to Financing Services and Lines of Credit Related to Automobile Purchases, page F-16

4.
Reference is made to page F-3 and the receivable related to financing services of $6,945,088 and $24,654,520 as of December 31, 2008 and 2007, respectively. In this regard, please provide us with and disclose in the notes to your financial statements in future filings the nature and terms of those receivables related to financing services. Also, please provide us with and disclose in the notes to your financial statements in future filings your accounting policy associated with these receivables related to financing services. As part of your response and revised future disclosure in the notes to your financial statements, please explain if these receivables related to financing services are treated as loans held for sales or loans held for investment. Additionally, please fully explain how your accounting policy for receivables related to financing services complies with the accounting requirements outlined in SOP 01-6. Furthermore, please explain how you recognize interest income on these receivables related to financing services. Finally, please provide us with and disclose in the notes to your financial statements in future filings the disclosures outlined in paragraph 13 of SOP 01-06. We may have further comment upon receipt of your response.

Response

We respectfully note your comment and inform you that the Company provides financing services related to the customers’ purchases of automobiles (“loan service”).  The Company charges a fee for these services and the fees are prepaid by the customers and are amortized over the financing term.  The repayment term for the loan service is typically 90 days but negotiations between the Company and the customers may lead to terms other than 90 days. We will disclose the nature and terms in more details in the notes to our financial statements in future filings.

The Company records receivables related to financing services when cash is loaned to the customers to finance their purchases of automobiles.  Upon repayment by the customers, the Company records the amounts as reductions of receivables related to financing services.  The Company evaluates the collectability of the outstanding receivable at the end of each of the reporting periods and makes estimates for potential credit losses.  The Company has not experienced any losses historically and did not record any allowance for credit losses at the end of the year end and period end.  We will disclose our accounting policy related to these receivables in more detail in the notes to our financial statements in future filings.

The receivables related to the financing services was considered as receivables held for investment.  We will disclose such receivables being held for investment in the notes to our financial statements in future filings.

Receivables related to financing services represent the aggregate outstanding balances of loans from customers related to their purchases of automobiles.  For the years ended December 31, 2008 and 2007 and the interim periods ended, there was no allowance for credit losses (or the allowance for doubtful accounts).

There are no stated interest rates on these receivables.  Instead, the Company charges a fee for providing loan service and such fee is prepaid by the customers upon the execution of the agreements between the Company and the customers.  The Company amortizes these fees over the receivable term, which is typically 90 days, using the straight-line method.  The Company records such amortized amounts as financing fee income and the unamortized amount is classified as deferred revenue on the Company’s consolidated balance sheets.

The Company will disclose language similar to that of the following paragraph in the Summary of Significant Accounting Policies in future filings in accordance with the requirements of paragraph 13 of SOP 01-06.

“The Company records a receivable related to financing services when cash is loaned to the customers to finance their purchases of automobiles.  Upon repayments by the customers, the Company recorded the amounts as reductions of receivables related to financing services.   Receivables related to financing services represents the aggregate outstanding balance of loans from customers related to their purchases of automobiles and are considered receivables held for investment.  The Company charges a fee for providing loan service and such fee is prepaid by the customers upon the execution of the agreements between the Company and the customers.  The Company amortizes these fees over the receivable term, which is typically 90 days, using the straight-line method.  The Company records such amortized amounts as financing fee income and the unamortized amount is classified as deferred revenue on the Company’s consolidated balance sheets.  The Company evaluates the collectability of these outstanding receivables at the end of each of the reporting periods and makes estimates for potential credit losses.  The Company has not experienced any losses historically and accordingly did not record any allowance for credit losses at the period end.”

Form 10-Q for the quarterly period ended March 31, 2009

Condensed Consolidated Balance Sheets, page F-2

5.
Reference is made to the Notes receivable and Notes payable in the amounts of $2,194,298 and $2,925,730, respectively. Please provide us with and disclose in the notes to your financial statements in future filings, the underlying nature, payment terms, and interest rate of the notes receivable and notes payable reported on your balance sheet as of March 31, 2009.

Response

We respectfully note your comment and inform you that the Company is a holder of two notes receivable totaling $2,194,298 (RMB 15,000,000) related to certain customer deposits. The Company presented these notes to the banks to collect full amounts of the receivable in April 2009, which was prior to the original maturity date in July 2009.  The purpose of this arrangement was to provide additional time to the customer to remit payments while the Company did not bear any credit risk since the Company was guaranteed by the bank for payments. As of March 31, 2009, the Company had $2,194,298 as outstanding draft notes receivable.

In March 2009, the Company issued a note payable in the amount of $2,925,730 (RMB 20,000,000), to a vendor as an advance payment to supplier. This note is guaranteed by Industrial and Commercial Bank of China (Asia) Limited. Upon the maturity of this note in September 2009, the note holder can present this note to the bank to collect full amount owed by the Company. The purpose of this arrangement is to provide additional time to the Company to remit payments while the vendor does not bear any credit risk since the vendor is guaranteed by the bank for payments. The note matures in September 2009 and is secured by the residential properties of a director and his spouse. The Company is also required to maintain $1,467,000 as a guaranteed deposit, which was classified as restricted cash as of March 31, 2009. The Company is subject to a fee which is the sum of (i) 0.05% on the note payable amount; and (ii) 0.5% on the excess of the face value of the draft note over the guaranteed deposit amount. As of March 31, 2009, the Company had $2,925,730 as the outstanding note payable.

We will disclose the nature, payment terms and other relevant terms in more detail for the notes receivable and note payable in future filings.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require any further information, please contact me at (212) 536-4802.

Sincerely,

/s/ Uche D. Ndumele
Uche D. Ndumele